--------------------------------------------------------------------------------------------
SEC             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------------------

                                                       --------------------------------
                 UNITED STATES                                  OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION               --------------------------------
            WASHINGTON, D.C. 20549                     OMB Number:  3235-0145
                                                       --------------------------------
                                                       Expires: December 31, 2005
                                                       --------------------------------
                                                       Estimated average burden hours
                                                       per response . . . . . 11
                                                       --------------------------------



                                  SCHEDULE 13D
                                (Amendment No. 6)
                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

        Mathew Hoffman, Esq.                               Eleazer Klein
   Prentice Capital Management, LP                    Schulte Roth & Zabel LLP
    623 Fifth Avenue, 32nd Floor                          919 Third Avenue
         New York, NY 10022                              New York, NY 10022
           (212) 756-8040                                  (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 2 OF 12 PAGES
--------------------------------                         -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

 NUMBER OF                      0
  SHARES              --------- ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        4,052,453
 REPORTING             --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,052,453
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,052,453
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            4.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 3 OF 12 PAGES
--------------------------------                         -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital GP, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

 NUMBER OF                      0
  SHARES              --------- ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        415,078
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                415,078
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            415,078
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            0.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 4 OF 12 PAGES
--------------------------------                         -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Management GP, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

 NUMBER OF                      0
  SHARES              --------- ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        4,052,453
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,052,453
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,052,453
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            4.01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 5 OF 12 PAGES
--------------------------------                         -----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

 NUMBER OF                      66,000
  SHARES              --------- ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
    EACH                        4,052,453
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                66,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,052,453
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,118,453
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            4.07%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 6 OF 12 PAGES
--------------------------------                         -----------------------


          Reference is made to the Statement on Schedule 13D filed on May 12, 2005, as amended on August 4, 2005, August 26, 2005, November 2, 2005, April 12, 2006, and December 29, 2006 (the "Schedule 13D"), on behalf of, among others, Prentice Capital Management, LP ("Prentice Capital Management"), Prentice Capital GP, LLC ("Prentice Capital GP"), Prentice Management GP, LLC ("Prentice Management GP") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, Prentice Capital GP and Prentice Management GP, the "Reporting Persons"), relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Class A Common Stock of the Company.

          Prentice Capital Management serves as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.)(the "Prentice Funds") and manages investments for certain entities in Managed Accounts with respect to which it has, except in certain limited circumstances, voting and dispositive authority over the Shares reported in this Amendment. Mr. Zimmerman is the Managing Member of (i) Prentice Management GP, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, the general partner of certain of the Prentice Funds and (iii) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain of the Prentice Funds. As such, Mr. Zimmerman may be deemed to control Prentice Capital Management and the Prentice Funds and Managed Accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims beneficial ownership of all Shares, except to the extent of its pecuniary interest therein.

          All capitalized terms used but not defined herein shall have the definitions assigned to them in the Schedule 13D. This Amendment No. 6 to the
Schedule 13D (the "Amendment") amends the Schedule 13D as follows.

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 7 OF 12 PAGES
--------------------------------                         -----------------------


ITEM 4.   PURPOSE OF TRANSACTION.

          Between June 1, 2009 and June 3, 2009, an aggregate of 2,605,270 Shares were sold by the Prentice Funds and Managed Accounts at prices ranging from $2.99 to $3.24. See Exhibit A attached hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) As of the date of this Amendment, (i) each of Prentice Capital Management and Prentice Management GP may be deemed to beneficially own, in the aggregate, 4,052,453 Shares (representing Shares issuable upon exercise of warrants), representing approximately 4.01% of the Company's outstanding Class A Common Stock (based upon the 97,045,637 Shares stated to be outstanding by the Company as of May 29, 2009, in the Company's Form 10-Q for the fiscal quarter ended May 2, 2009, filed with the Securities and Exchange Commission on June 2,
2009), (ii) Prentice Capital GP may be deemed to beneficially own, in the aggregate, 415,078 Shares (representing Shares issuable upon exercise of warrants), representing approximately 0.4% of the Company's outstanding Class A Common Stock (based upon the 97,045,637 Shares stated to be outstanding by the Company as of May 29, 2009, in the Company's Form 10-Q for the fiscal quarter ended May 2, 2009, filed with the Securities and Exchange Commission on June 2,
2009) and (iii) Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 4,118,453 Shares (representing 66,000 Shares and 4,052,453 Shares issuable upon exercise of warrants), representing approximately 4.07% of the Company's outstanding Class A Common Stock (based upon the 97,045,637 Shares stated to be outstanding by the Company as of May 29, 2009 in the Company's Form

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 8 OF 12 PAGES
--------------------------------                         -----------------------


10-Q for the fiscal quarter ended May 2, 2009, filed with the Securities and Exchange Commission on June 2, 2009).

          (b) Prentice Capital Management has the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that the Prentice Funds and, except in limited circumstances, the Managed Accounts beneficially owns as of the date hereof. Each of Prentice Capital Management and Prentice Capital GP has the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that Prentice Capital Partners QP, LP, Prentice Capital Partners, LP and the Managed Accounts (other than SAC) beneficially owns as of the date hereof. Mr. Zimmerman has the power to voting or to direct the vote and to dispose or to direct the disposition of the 66,000 Shares held by him. In addition, Mr. Zimmerman may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by the Prentice Funds and Managed Accounts due to the fact that Mr. Zimmerman is the Managing Member of (i) Prentice Management GP, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, the general partner of certain of the Prentice Funds and (iii) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain of the Prentice Funds.

          (c) See Exhibit A attached hereto. The transactions set forth on Exhibit A, as described in Item 4, were effected by the Prentice Funds and Managed Accounts within 60 days preceding the filing of this Amendment.

          (d) The limited partners or shareholders of the Prentice Funds and Managed Accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares held by such Prentice Funds or Managed Accounts, as applicable, in accordance with their respective ownership interests in their respective Prentice Funds and Managed Accounts.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this Amendment), which joint filing agreement is incorporated by reference herein.

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 9 OF 12 PAGES
--------------------------------                         -----------------------


Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

                                  SCHEDULE 13D

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 10 OF 12 PAGES
--------------------------------                         -----------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Mathew Hoffman
   -----------------------------
   Name:  Mathew Hoffman
   Title: General Counsel

PRENTICE CAPITAL GP, LLC



By:  /s/ Mathew Hoffman
   -----------------------------
   Name:  Mathew Hoffman
   Title: General Counsel

PRENTICE MANAGEMENT GP, LLC



By:  /s/ Michael Zimmerman
   -----------------------------
   Name:  Michael Zimmerman
   Title: Managing Member

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 11 OF 12 PAGES
--------------------------------                         -----------------------



MICHAEL ZIMMERMAN




/s/ Michael Zimmerman
-----------------------------
Michael Zimmerman

--------------------------------                         -----------------------
CUSIP NO.  961840105                                     PAGE 12 OF 12 PAGES
--------------------------------                         -----------------------


                                    EXHIBIT A

                              LIST OF TRANSACTIONS


                   Name                      Date          Number of Shares         Price Per Share
                                                                Sold

Prentice Funds and Managed Accounts        06/01/09           359,212                  $3.19 (1)

Prentice Funds and Managed Accounts        06/02/09           300,000                  $3.10

Prentice Funds and Managed Accounts        06/02/09            23,200                  $3.10

Prentice Funds and Managed Accounts        06/02/09           495,441                  $3.09 (2)

Prentice Funds and Managed Accounts        06/03/09            33,816                  $3.05 (3)

Prentice Funds and Managed Accounts        06/03/09         1,393,601                  $2.99




(1) This price represents a weighted average price. The range of prices for the reported transactions was $3.15 to $3.24.

(2) This price represents a weighted average price. The range of prices for the reported transactions was $3.06 to $3.16.

(3) This price represents a weighted average price. The range of prices for the reported transactions was $3.00 to $3.10.